Filed by Aixtron Aktiengesellschaft pursuant to Rule 425

under the Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the Securities Exchange

Act of 1934

Subject Company: Genus, Inc.

Subject Company’s Exchange Act File No.: 0-17139

Aixtron Aktiengesellschaft (“Aixtron”) made the following public disclosure in Germany:

Receipt of Contestation Suits (Anfechtungsklagen) in respect of Charter Amendment

Aachen, Germany – October 27, 2004 – Two shareholders have filed contestation suits with the Regional Court (Landgericht) Aachen against the resolutions adopted by the Extraordinary Shareholders Meeting of AIXTRON AG on September 30, 2004 in respect of agenda item 1 relating to the amendment of the articles of association (Satzung) permitting the creation of authorized capital I (Schaffung genehmigten Kapitals I).

One of these shareholders has also filed a contestation suit against the resolutions adopted by the Extraordinary Shareholders Meeting of AIXTRON AG on September 30, 2004 in respect of agenda item 2 relating to the amendment of the articles of association permitting the creation of authorized capital II (Schaffung genehmigten Kapitals II).

The registration of the amendment of the articles of association permitting the creation of authorized capital I with the commercial register (Handelsregister) Aachen is a condition precedent to the closing of the acquisition of all of the outstanding shares of capital stock of Genus, Inc. pursuant to the Agreement and Plan of Merger, dated as of July 1, 2004 between AIXTRON AG and Genus, Inc. (the “Agreement and Plan of Merger”). The Register Court (Registergericht) suspended the registration of such amendment, which is referred to in the Agreement and Plan of Merger as the Charter Amendment, pending resolution of the contestation suits.

Additional Information

AIXTRON entered into a definitive merger agreement with Genus, Inc. on July 1, 2004. AIXTRON plans to file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission, or SEC, which will include a prospectus of AIXTRON and a proxy statement of Genus. Investors and security holders are urged to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the SEC by AIXTRON. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other documents filed by AIXTRON with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from AIXTRON by directing a request to AIXTRON Investor Relations at Kackertstr.15-17, 52072 Aachen, +49 241 8909 444.

Certain Participants

AIXTRON and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Genus in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus described above.